UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 25

                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR

                     REGISTRATION UNDER SECTION 12(b) OF THE
                        SECURITIES EXCHANGE ACT of 1934.


                                              Commission File Number 333-125751
                                                                     ----------



         Issuer:    First Trust Exchange-Traded Fund
         Exchange:  American Stock Exchange LLC
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        (Exact name of Issuer as specified in its charter, and name of
             Exchange where security is listed and/or registered)


         120 East Liberty Drive, Wheaton, Illinois 60187           800-621-1675
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         (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)


         See Attachment A
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                     (Description of class of securities)


Please place an X in the box to designate the rule provisions relied upon to strike the class of securities from listing and registration:

[ ]    17 CFR 240.12d2-2(a)(1)

[ ]    17 CFR 240.12d2-2(a)(2)

[ ]    17 CFR 240.12d2-2(a)(3)

[ ]    17 CFR 240.12d2-2(a)(4)

[ ] Pursuant to 17 CFR-240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)


[X] Pursuant to 17 CFR-240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, First Trust Exchange-Traded Fund certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.


October 27, 2008        By /s/ James A. Bowen          Chief Executive Officer
----------------        --------------------------     -----------------------
Date                    James A. Bowen                 Title




__________________
(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.


                         Persons who respond to the collection of
                         Information contained in this form are not
SEC 1654(03-06)          required to respond unless the form displays
                         a currently valid OMB control number.

ATTACHMENT A


NAME OF CLASS OF SECURITIES                                      DESCRIPTION OF CLASS OF SECURITIES

First Trust Dow Jones Select MicroCap Index(SM) Fund             Common Shares of Beneficial Interest,
                                                                       $.01 par value per share

First Trust Morningstar(R) Dividend Leaders(SM) Index Fund       Common Shares of Beneficial Interest,
                                                                       $.01 par value per share

First Trust IPOX-100 Index Fund                                  Common Shares of Beneficial Interest,
                                                                       $.01 par value per share

First Trust Amex(R) Biotechnology Index Fund                     Common Shares of Beneficial Interest,
                                                                       $.01 par value per share

First Trust Dow Jones Internet Index(SM) Fund                    Common Shares of Beneficial Interest,
                                                                       $.01 par value per share

First Trust DB Strategic Value Index Fund                        Common Shares of Beneficial Interest,
                                                                       $.01 par value per share

First Trust Value Line(R) Equity Allocation Index Fund           Common Shares of Beneficial Interest,
                                                                       $.01 par value per share

First Trust Value Line(R) Dividend Index Fund                    Common Shares of Beneficial Interest,
                                                                       $.01 par value per share

First Trust S&P REIT Index Fund                                  Common Shares of Beneficial Interest,
                                                                       $.01 par value per share

First Trust Value Line(R) 100 Exchange-Traded Fund               Common Shares of Beneficial Interest,
                                                                       $.01 par value per share